UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                               (Amendment No. 1)*

                              CCA Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    124867102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    COPY TO:
      Seth W. Hamot                                   Jeffrey R. Katz, Esq.
      Costa Brava Partnership III L.P.                Ropes & Gray LLP
      420 Boylston Street                             One International Place
      Boston, MA 02116                                Boston, MA 02110
      (617) 595-4400                                  (617) 951-7000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 17, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 Pages

                                  SCHEDULE 13D

------------------------                                   ---------------------
 CUSIP No. 124867102                                         Page 2 of 8 Pages
------------------------                                   ---------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:    Costa Brava Partnership III L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        A Delaware limited partnership
--------------------------------------------------------------------------------
                             7.   SOLE VOTING POWER
     NUMBER OF                         500,000
       SHARES                ---------------------------------------------------
    BENEFICIALLY             8.   SHARED VOTING POWER
      OWNED BY                         -0-
        EACH                 ---------------------------------------------------
     REPORTING               9.   SOLE DISPOSITIVE POWER
       PERSON                          500,000
        WITH                 ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                       -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        500,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        8.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
        PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 8 Pages

                                  SCHEDULE 13D

------------------------                                   ---------------------
 CUSIP No. 124867102                                         Page 3 of 8 Pages
------------------------                                   ---------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:    Roark, Rearden & Hamot, LLC
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        A Delaware limited liability company
--------------------------------------------------------------------------------
                             7.   SOLE VOTING POWER
     NUMBER OF                         500,000
       SHARES                ---------------------------------------------------
    BENEFICIALLY             8.   SHARED VOTING POWER
      OWNED BY                         -0-
        EACH                 ---------------------------------------------------
     REPORTING               9.   SOLE DISPOSITIVE POWER
       PERSON                          500,000
        WITH                 ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                       -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        500,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        8.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
        OO - Other
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 8 Pages

                                  SCHEDULE 13D

------------------------                                   ---------------------
 CUSIP No. 124867102                                         Page 4 of 8 Pages
------------------------                                   ---------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:    Seth W. Hamot

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        A United States citizen
--------------------------------------------------------------------------------
                             7.   SOLE VOTING POWER
     NUMBER OF                         500,000
       SHARES                ---------------------------------------------------
    BENEFICIALLY             8.   SHARED VOTING POWER
      OWNED BY                         -0-
        EACH                 ---------------------------------------------------
     REPORTING               9.   SOLE DISPOSITIVE POWER
       PERSON                          500,000
        WITH                 ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                       -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        500,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        8.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
        IN, HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 8 Pages

                         AMENDMENT NO. 1 TO SCHEDULE 13D
                         -------------------------------

         This amendment ("Amendment No. 1") amends the Schedule 13D previously filed on July 19, 2006 by Costa Brava Partnership III L.P., Roark, Rearden and Hamot, LLC, and Seth W. Hamot with respect to the shares of common stock, $.01 par value (the "Common Stock"), of CCA Industries, Inc., a Delaware corporation (the "Issuer"). Each of Costa Brava Partnership III L.P., Roark, Rearden and Hamot, LLC, and Seth W. Hamot is referred to herein individually as a "Filer" and collectively as the "Filers."

Item 4.  Purpose of Transaction.
         ----------------------

         Item 4 is hereby amended by adding the following:

         On November 17, 2006, Costa Brava sent a letter to the Board of Directors of the Issuer expressing its concerns over the proposed merger between the Issuer and Dubilier & Company, Inc. A copy of the letter is attached hereto as Exhibit B and is incorporated herein by reference.

         The Filers reserve their rights to make alternative plans or proposals in the future or take any other steps to enhance the value of their investment. The Filers further reserve the right to increase, decrease or eliminate their investment in the Issuer or take any other action relative thereto.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Item 5 is hereby amended by adding the following:

         (a) The Filers are the beneficial owners of 500,000 shares of Common Stock (approximately 8.3% of the shares of Common Stock outstanding as reported in the Issuer's filing on Form 10-Q on October 10, 2006).

         (b) The Filers have the sole power to vote and sole power to dispose of such shares to which this Statement relates.

         (c) Since the Filers' filing on Schedule 13D on July 18, 2006, the Filers have purchased the shares of Common Stock of the Issuer set forth on Exhibit C hereto. The transaction date, number of shares bought, price per share and type of transaction for each purchase during that period are set forth on Exhibit C hereto.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit A - Agreement Regarding the Joint Filing of Schedule 13D.
Exhibit B - Letter from Costa Brava Partnership III L.P. to the Board of
            Directors of the Issuer dated November 17, 2006.
Exhibit C - Information concerning the Filers' transactions in the Common Stock of the Issuer from July 18, 2006 to November 22, 2006.

                               Page 5 of 8 Pages

                                    Signature
                                    ---------


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                            November 22, 2006
                                            ------------------------
                                            Date

                                            COSTA BRAVA PARTNERSHIP III L.P.

                                            By:  Roark, Rearden & Hamot, LLC,
                                                   its General Partner


                                                     By: /s/ SETH W. HAMOT
                                                         -----------------------
                                                          Name:  Seth W. Hamot
                                                          Title: President



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                               Page 6 of 8 Pages

                                  EXHIBIT INDEX
                                  -------------




Exhibit           Description
-------           -----------

A                 Agreement Regarding the Joint Filing of Schedule 13D.

B Letter from Costa Brava Partnership III L.P. to the Board of Directors of the Issuer dated November 17, 2006.

C Information concerning the Filers' transactions in the Common Stock of the Issuer from July 19, 2006 to November 22, 2006.

                               Page 7 of 8 Pages

                                                                       EXHIBIT A

                               AGREEMENT REGARDING
                        THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)  Each of them is individually eligible to use the Schedule 13D to which this
Exhibit is attached, and such Schedule 13D is filed on behalf of each of them;
and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

          Dated: November 22, 2006

                                            COSTA BRAVA PARTNERSHIP III L.P.

                                            By: Roark, Rearden & Hamot, LLC,
                                                 its General Partner

                                            By: /s/ SETH W. HAMOT
                                                --------------------------------
                                                    Seth W. Hamot
                                                    President

                                            ROARK, REARDEN & HAMOT, LLC

                                            By: /s/ SETH W. HAMOT
                                                --------------------------------
                                                    Seth W. Hamot
                                                    President

                                            SETH W. HAMOT

                                            By: /s/ SETH W. HAMOT
                                                --------------------------------
                                                    Seth W. Hamot

                                                                       EXHIBIT B




     212-506-1925                                        November 17, 2006
jbergman@kasowitz.com



By Federal Express and Fax (201-842-6013)
-----------------------------------------

Board of Directors
         David Edell
         Ira W. Berman
         Jack Polak
         Stanley Kreitman
         Dunnan Edell
         Gio Batta Gori
         Robert A. Lage
CCA Industries, Inc.
200 Murray Hill Parkway
East Rutherford, New Jersey 07073


Gentlemen:

         This firm represents Costa Brava Partnership III, L.P., the general partner of which is Roark, Rearden & Hamot Capital Managment, LLC ("Costa Brava"), the largest holder of CCA Industries, Inc.'s ("CCA" or the "Company") publicly traded common stock. We have reviewed the Company's disclosures regarding the proposed merger between the Company and Dubilier & Company, Inc. ("Dubilier"), including the parties' Letter of Intent dated November 1, 2006 (the "LOI"). Based on that review, we have a number of serious concerns about the proposed transaction.

         Preliminarily, it is clear that the Company's management and directors have a significant personal financial interest in the transaction. The merger contemplated by the LOI would pay Ira Berman and David Edell a premium for each of their Class A shares -- $14.50 per share, as opposed to $12 per share for the Common Stock, see LOI ss. 2 -- exceeding $1.2 million apiece. Berman and Edell also stand to reap $3 million each in connection with purported non-compete agreements. See LOI ss. 6(i). The LOI also contemplates continuing employment agreements for three insiders: Dunnan Edell, the Company's President/COO; Drew Edell, its Executive Vice President, Research and Development; and Stephen Heit, the CFO and Executive Vice President. And of course, Dunnan and Drew Edell are the sons of David Edell. See LOI ss. 6(g). All of these individuals face substantial conflicts of interest that should disqualify them from any involvement in the present negotiations.

         In light of the foregoing, we are troubled that the Company apparently took no steps whatsoever to protect the interests of the holders of the Common Stock in negotiating the essential terms of the proposed merger. There is no indication that the Company (a) appointed an independent committee, let alone appropriately constituted that committee with directors who are truly disinterested and independent; (b) allowed any such committee sufficient latitude to play a meaningful role; or (c) authorized the retention of independent legal and financial advisors. By the same token, nothing in the LOI or the Company's related disclosure suggests that additional protections will be afforded in negotiations towards a definitive agreement. The LOI contemplates approval of the proposed transaction by the Board of Directors (LOI ss. 6(d)), without any reference to an independent committee. Similarly, while the LOI (ss.
6) contemplates a fairness opinion, it is entirely unclear whether any such opinion will address a critical issue: the fairness to the common shareholders of the discriminatory consideration that is proposed to be paid to the holders of Class A versus common stock.

         The result of this flawed process is a transaction that we believe is discriminatory and unfair. Simply put, we can fathom no legitimate reason why the Class A shares should receive a premium of more than 20% above the price to be paid for the Company's Common Stock. This discriminatory structure violates Article Fourth of the Company's amended Certificate of Incorporation, which provides in relevant part that:

                  The [Class A and Common] shares shall be identical in all respects and will each be entitled to one vote per share except that the Common Stock holders shall be entitled to elect three members to the Board of Directors, the Class A Common Stock holders shall have the right to elect four members to the Board of Directors. (Emphasis added.)

         The plain meaning of this provision is that with the sole exception of voting rights as to the election of board members, the Common Stock and Class A shares must be treated identically. The Company's past conduct has been consistent with that understanding: among other things, the Company has historically paid identical dividends to holders of the Common and Class A shares. The proposed structure of the merger violates this provision.

         In addition, the discriminatory price structure contemplated by the LOI presents real issues regarding the Board's exercise of its fiduciary duties. It goes without saying that the directors owe fiduciary duties of loyalty and care to all shareholders. Given the clearly divergent interests of the Company's insiders, in the event of litigation challenging the merger it would be up to the board of directors to establish that the proposed transaction meets the "entire fairness" standard under Delaware law. This heightened standard of judicial review protects shareholders in insider transactions where -- as here, apparently -- corporate fiduciaries use their power over the corporation to effectuate a transaction in which they have an interest that diverges from that of the corporation or the minority shareholders.

         In order to satisfy the entire fairness standard under Delaware law, the board would have to satisfy the twin elements of that standard -- "fair dealing" and "fair price" -- with respect to the proposed transaction. Based on the information now available to us, it appears that the Company cannot satisfy either element of this test. There is no evidence of any effort to approximate arm's-length dealing or otherwise ensure fairness on behalf of the Common

Stockholders. And the unfair price -- $12 per share of Common Stock, as contrasted with $14.50 per share for the Class A stock -- speaks for itself. Costa Brava intends to oppose any transaction that fails to provide equal treatment to the Common and Class A shares.

         We are airing these concerns with you at this time because we hope and expect that our Board of Directors will honor its fiduciary duties to all shareholders. We note that under the LOI, the proposed price structure of the merger "is not binding upon any party" and remains "subject to the negotiation and execution of a definitive agreement." Accordingly, it is still possible for the Board to exercise its authority at this time to ensure that if the contemplated transaction comes to fruition, it does so in a manner that is, as Delaware law requires, entirely fair.

         Costa Brava is willing to assist the Board of Directors in this process by nominating an independent director to be appointed to the Board and to chair the aforementioned independent committee, which is critically needed at this time. Please let me know by the close of business on Wednesday, November 22, whether the Company is interested in this proposal. In any event, Costa Brava will act as necessary to protect its rights -- all of which are hereby reserved.

                                                     Very truly yours,



                                                     /s/ JED I. BERGMAN
                                                     --------------------------
                                                     Jed I. Bergman

                                                                       EXHIBIT C


          FILERS' TRANSACTIONS FROM JULY 19, 2006 TO NOVEMBER 22, 2006

-----------------------------------------------------------------------------------------------------------------
           Date of                 Shares of Common           Price Per Share ($)         Type of Transaction
         Transaction              Stock Bought (Sold)
-----------------------------------------------------------------------------------------------------------------
      November 2, 2006                 21,000                      11.439                    Open Market
-----------------------------------------------------------------------------------------------------------------
      November 3, 2006                 13,250                      11.511                    Open Market
-----------------------------------------------------------------------------------------------------------------

Open market transactions were conducted on the American Stock Exchange.